Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-276430 and 333-276597

PROSPECTUS SUPPLEMENT NO. 6

(TO PROSPECTUS DATED JANUARY 19, 2024)

C3IS INC.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated January 19, 2024 (“Prospectus”), of C3is Inc. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration Nos. 333-276430 and 333-276597), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on April 12, 2024 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 18 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 12, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-41717

C3IS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The press release issued by C3is Inc. on April 12, 2024 announcing the agreement to acquire a bulk carrier, is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

99.1	C3is Inc. Press Release dated April 12, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2024

C3IS INC.

By:	/s/ Nina Pyndiah
Name:	Nina Pyndiah
Title:	Chief Financial Officer

Exhibit 99.1

C3is ANNOUNCES AGREEMENT TO ACQUIRE HANDYSIZE BULK CARRIER FROM AN AFFILIATED COMPANY.

Athens, Greece, April 12, 2024 – C3is Inc. (Nasdaq: CISS) (the “Company”) announced today that it has entered into an agreement to acquire the Bulk Carrier Eco Spitfire for $16.19 million from Brave Maritime, an affiliated company.

The Eco Spitfire, a Marshall Islands registered vessel, was built at a Japanese ship yard in 2012, and has a cargo carrying capacity of approximately 33,664 dwt.

Payment of 10% of the purchase price will be effected within April 2024, with the remaining balance due by the 10th of April 2025, at the latest.

The vessel is currently trading under a time charter, scheduled to expire at the beginning of May 2024.

The transaction with Brave Maritime Inc., which is an affiliated company, was approved by the Company’s audit committee comprising of independent directors.

About C3is Inc.

C3is Inc. is a ship-owning company providing seaborne transportation services, including major national and private industrial users, commodity producers and traders.

Following the acquisition of the Eco Spitfire, the Company will own a fleet of 3 Handysize Bulk Carriers with a capacity of 97,664 dwt, and one Aframax oil tanker of 115,800 dwt, resulting in a total fleet capacity of 213,464 dwt.

C3is Inc.’s common shares are listed on the Nasdaq Capital Market and trade under the symbol “CISS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance and underlying assumptions and other statements, which are other than statements of historical facts, including in relation to the delivery date for the vessel being acquired and the financing of the remaining purchase price. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although C3is INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, C3is INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to fund the remaining purchase price for the acquired vessel, the risks discussed in our filings with the SEC and the following: the strength of world economies and currencies, general market conditions, including changes in charter hire rates and vessel values, charter counterparty performance, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydockings, shipyard performance, changes in C3is INC’s operating expenses, including bunker prices, drydocking and insurance costs, ability to obtain financing and comply with covenants in our financing arrangements, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, the conflict in Ukraine and related sanctions, the conflict in Israel and Gaza, potential disruption of shipping routes due to ongoing attacks by Houthis in the Red Sea and Gulf of Aden or accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by C3is INC. with the U.S. Securities and Exchange Commission.

Company Contact:

Nina Pyndiah - CFO

C3is INC.

00-30-210-6250-001

E-mail: info@C3is.pro